Exhibit 21.1

MariMed Inc.
Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
MariMed Advisors Inc.	Massachusetts
ARL Healthcare Inc.	Massachusetts
Hartwell Realty Holdings LLC	Massachusetts
Mari Holdings IL LLC	Massachusetts
Mari Holdings MD LLC	Massachusetts
Mari Holdings Metropolis LLC	Massachusetts
Mari Holdings Mt. Vernon LLC	Massachusetts
Mia Development LLC	Massachusetts
MMA Hemp LLC	Massachusetts
First State Compassion Center	Delaware
Allgreens Dispensary LLC	Illinois
Green Growth Group Inc.	Illinois
KPG of Anna LLC	Illinois
KPG of Harrisburg LLC	Illinois
Kind Therapeutics USA LLC	Maryland
MMMO LLC	Missouri
MariMed OH LLC	Ohio

The registrant's principal subsidiaries as of December 31, 2025 are listed above. All other subsidiaries of the Registrant, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary of the Registrant as of December 31, 2025.
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